MOL Plc.
Finance

RECEIVED

2007 OCT -4 A 8:58

25th September, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07027082

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

PROCESSED
OCT 1 6 2007
THOMSON
FINANCIAL

Enclosure

INVESTOR NEWS

25 September 2007

MOL's position to OMV's conditional declaration of intent

MOL notes today's declaration of intent by OMV's management to acquire MOL. The declaration of intent does not constitute a formal offer to shareholders according to relevant capital market regulations.

In MOL's assessment, OMV's approach substantially undervalues MOL's business and prospects and would be value destructive. Although OMV claims a synergy estimate of Euro 400 million per annum, it ignores both the resulting dissynergies from a combination of the companies and the loss of value arising from the disposals programme that would be required by the anti-trust authorities. OMV's move does not merit further consideration and MOL will not be entering into dialogue with OMV to discuss the approach.

I. Szabolcs Ferencz, Corporate Communications Vice President said:

"Today's announcement from OMV contains nothing new material information compared to the approach previously unanimously rejected by MOL's Board of Directors; except that the release states that OMV is not able to get control over MOL. The release fits into OMV's unilateral and hostile communication. MOL has exciting growth prospects as an independent company and, as before, we see no point in wasting time on an a conditional approach which does not offer benefits to our shareholders and other stakeholders of MOL."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

▶ MOL Plc.

INVESTOR NEWS

26 September 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by OTP Bank Plc. on 25 September 2007, its direct and indirect influence in MOL decreased to 9.998% (10,058,148 shares) on 21 September 2007.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END